UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

VIGGLE INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

92672V204
(CUSIP Number)

Philip Richter
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
(212) 859-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 19, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92672V204

1	NAME OF REPORTING PERSON Robert F.X. Sillerman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 162,268
	8	SHARED VOTING POWER 12,498,936
	9	SOLE DISPOSITIVE POWER 162,268
	10	SHARED DISPOSITIVE POWER 12,498,936
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,661,204
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.6%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 10 (this “Amendment No.10”) amends and supplements the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission on February 12, 2013 by Robert F.X. Sillerman (the "Reporting Person") with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Viggle Inc., a Delaware corporation (the “Company”), as heretofore amended (as so amended, the “Statement”).  Capitalized terms not defined in this Amendment No. 10 have the meaning ascribed to them in the Statement.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mr. Sillerman has used his personal funds to make purchases of the Company’s securities.

ITEM 4.       PURPOSE OF TRANSACTION

Item 4 of the Statement is hereby amended and supplemented as follows:

On March 19, 2015, Mr. Sillerman made a proposal to the Board of Directors of the Company (the “Board”) to acquire 25% of the Company’s WetPaint business for  $10 million in cash (the “Proposed Transaction”).   In addition, as part of the Proposed Transaction, Mr. Sillerman would have the option to acquire the remaining 75% of the WetPaint business within 24 months of closing for aggregate consideration valued at $40 million.  Mr. Sillerman would pay at least $20 million of the consideration in cash; the remaining balance would be paid in the form of a five year note bearing interest at 6% per annum.  The full text of an e-mail, dated March 19, 2014, from Mr. Sillerman to the Board setting forth his proposal is attached as Exhibit 2 and incorporated herein by reference.

The Proposed Transaction is subject to the approval of the Board, satisfaction of customary closing conditions and the negotiation and execution of mutually agreeable definitive transaction documents.  Mr. Sillerman expects that a special committee of independent directors will consider his proposal and make a recommendation to the full Board with respect to the Proposed Transaction.   Mr. Sillerman would not proceed with the Proposed Transaction unless it is approved by such a special committee.

No assurances can be given that any transaction will be consummated.

The foregoing summary of the proposal does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the proposal, which is attached as Exhibit 2 and is incorporated herein by reference.

Following the submission of the proposal, Mr. Sillerman issued a press release announcing his proposal.  A copy of the press release is attached as Exhibit 99.1 to this Amendment No. 10 and incorporated herein by reference.

In addition, the disclosure in Item 5(c) is incorporated herein by reference.

Mr. Sillerman intends to review their investments in the Company on a continuing basis.  Depending on various factors, including, without limitation, the Company’s financial position and strategic direction, actions taken by the Board, price levels of shares of Common Stock, market conditions and general economic and industry conditions, Mr. Sillerman may take such actions with respect to their investments in the Company as he deems appropriate, including, without limitation, purchasing additional equity or debt securities of the Company or selling some or all of his beneficial holdings, and/or otherwise changing his intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Statement is hereby amended and restated as follows:

(a) (b)
As of March 19, 2015, the Reporting Person is the beneficial owner of, and holds the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 12,661,204 shares of Common Stock, representing approximately 59.6% of the outstanding shares of Common Stock.  These shares consist of:

1.	8,230,623 shares of Common Stock held by Sillerman Investment Company III LLC (“SIC III”), of which Mr. Sillerman is the sole member and manager;

2.	225,000 shares of Common Stock subject to warrants held by SIC III that are exercisable at $3.51 per share;

3.	150,000 shares of Common Stock subject to warrants held by SIC III that are exercisable at $2.98 per share;

4.	775,000 shares of Common Stock subject to warrants held by SIC III that are exercisable at $3.63 per share;

5.	350,000 shares of Common Stock subject to warrants held by SIC III that are exercisable at $1.78 per share;

6.	2,530,250 shares of Common Stock issuable as of March 19, 2015 upon the conversion of 10,000 shares of Series C Convertible Preferred Stock of held by SIC III;

7.	6,250 shares of Common Stock held directly by Mr. Sillerman;

8.	31,018 shares of Common Stock subject to restricted stock units held by Mr. Sillerman that vest within 60 days of March 19, 2015;

9.	125,000 shares of Common Stock subject to warrants held by Mr. Sillerman that are exercisable at $80.00 per share.

10.
62,500 shares of Common Stock subject to warrants held by Sillerman Investment Company II, LLC (“SIC II”), of which Mr. Sillerman is the sole member and manager, which warrants are exercisable at $55.20 per share; and

11.	175,562.5 shares of Common Stock subject to warrants held by SIC II that are exercisable at $80.00 per share.

The percentage of the outstanding shares set forth above was calculated based on 16,799,917 shares of Common Stock outstanding as of March 19, 2015.

(c)
On March 16, 2015, SIC III purchased 7,000 shares of Series C Convertible Preferred Stock pursuant to the Securities Purchase Agreement (defined below in Item 4) for a purchase price of $7,000,000.  Pursuant to the terms of the Securities Purchase Agreement, the Company also issued to SIC III warrants to purchase 350,000 shares of Common Stock at an exercise price of $1.78 per share.

Except as set forth above, as of March 19, 2015, the Reporting Persons has not effected any transactions in the shares of Common Stock during the past 60 days.

(d)	None.

(e)	Not applicable.

ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Securities Purchase Agreement

On October 24, 2014, the Company and SIC III entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") pursuant to which SIC III agreed to purchase certain securities issued by the Company for a total of $30,000,000. These securities included a Line of Credit Promissory Note (the “Note”) issued by the Company to SIC III.  The Note provides for a $20,000,000 line of credit to the Company.  In addition, SIC III agreed to purchase 10,000 shares of Series C Convertible Preferred Stock of the Company for a total of $10,000,000. The Company also agreed to issue to SIC III warrants to purchase 1,500,000 shares of Common Stock, with warrants to purchase 50,000 shares of Common Stock to be issued for every $1,000,000 the Company draws under the Note and every $1,000,000 paid by SIC III for shares of Series C Convertible Preferred Stock. The exercise price of the warrants was to be 10% above the closing price of the shares of the Common Stock on the date prior to the issuance of the applicable warrants.  Exercise of the warrants was subject to approval of the Company’s stockholders, which the Company obtained on January 13, 2015, at the Company’s 2015 Annual Meeting of Stockholders.

The foregoing summary of the Securities Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Securities Purchase Agreement, which is attached as Exhibit 3.1 and incorporated herein by reference.

Line of Credit Note

On October 24, 2014, the Company issued the Note to SIC III. The Note provides a right on the part of the Company to request advances under the Note from time to time. On October 24, 2014, SIC III made an initial advance under the Note of $4,500,000. On December 14, 2014, SIC III made an additional advance under the Note in the amount of $15,500,000.   As of March 19, 2015, the outstanding principal amount of the Note is $20,000,000.

The Note bears interest at a rate of 12% per annum, payable in cash on a quarterly basis. In addition, the Note provides for a 3% discount, such that the amount advanced by SIC III was 3% less than the associated principal amount of the advance. From and after the occurrence and during the continuance of any event of default under the Note, the interest rate is automatically increased to 17% per annum.

The Note is not convertible into equity securities of the Company.

If an event of default occurs under the Note, SIC III has the right to require the Company to repay all or any portion of the Note.  Events of default under the Note include payment defaults, and certain bankruptcy-type events involving the Company. The Company may, at its option, prepay the Note, in whole or in part. If the Company chooses to prepay the Note, it is required to prepay a fixed lump sum in the amount of 106% of the principal amount then being prepaid, plus interest accrued thereon.  In the event that the Company issues primary shares in a public offering at an offering price above $5.00 per share, the Company may use up to 33% of the proceeds to prepay the Note at par plus accrued and unpaid interest.  Upon the occurrences of certain changes of control, SIC III has the right to require the Company to repay the entire amount of the Note on the prepayment terms set forth above.

The Note also contains certain covenants and restrictions, including, among others, that, for so long as the Note is outstanding, the Company will not, without the consent of the holder of the Note, (i) make any loan or advance in excess of $500,000 to any officer, director, employee of affiliate of the Company (except advances and similar expenditures: (a) under the terms of employee stock or option plans approved by the Board of Directors, (b) in the ordinary course of business, consistent with past practice or (c) to its subsidiaries), (ii) incur any indebtedness that exceeds $1,000,000 in the aggregate other than indebtedness outstanding under the Note, (iii) guaranty any indebtedness of any unaffiliated third party, (iv) change the principal business of the Company or exit the Company's current business, provided that the foregoing is subject to the Board's compliance with its fiduciary duties, (v) sell, assign, or license material technology or intellectual property of the Company except (a) in the ordinary course of business, consistent with past practice, (b) sales and assignments thereof in any 12 month period that do not have a fair market value in excess of $500,000 or (c) in connection with a change of control transaction, (vi) enter into any corporate strategic relationship involving the payment, contribution or assignment by the Company of its assets that have a fair market value in excess of $1,000,000 or (vii) liquidate or dissolve the Company or wind up the business of the Company, except in connection with changes of control or merger, acquisition or similar transactions or as approved by the Company’s Board in compliance with their fiduciary duties.

The foregoing description of the Note is not complete and is subject to and qualified in its entirety by reference to the Note, which is attached as Exhibit 3.2 and incorporated herein by reference

Series C Convertible Preferred Stock

On November 25, 2014, pursuant to the Securities Purchase Agreement described above, SIC III purchased from the Company 3,000 shares of Series C Convertible Preferred Stock of the Company for $3,000,000.  In addition, on March 16, 2015, SIC III purchased 7,000 shares of Series C Convertible Preferred Stock pursuant to the Securities Purchase Agreement for a purchase price of $7,000,000.

The shares of Series C Convertible Preferred Stock have a stated value of $1,000 per share (the "Stated Value").

Each share of Series C Convertible Preferred Stock entitles its holder to receive dividends (“Dividends”) on such share equal to 12% per annum (the “Dividend Rate”) of the Stated Value before any Dividends shall be declared, set apart for or paid upon any junior stock or parity stock.  Dividends on a share of Series C Convertible Preferred Stock accrue daily at the Dividend Rate, compound annually, are computed on the basis of a 360-day year consisting of twelve 30-day months and are convertible into shares of Common Stock in connection with the conversion of such share of Series C Convertible Preferred Stock.

Each share of Series C Convertible Preferred Stock is convertible, at the option of the holders, on the basis of its Stated Value and accrued, but unpaid Dividends, into shares of Common Stock at a conversion price of $4.00 per share of Common Stock.

The Company may redeem any or all of the outstanding shares of Series C Convertible Preferred Stock at any time at the then current Stated Value plus accrued Dividends thereon plus a redemption premium equal to the Stated Value multiplied by 6%. However, no premium will be due to the extent the redemption of shares of Series C Convertible Preferred Stock uses up to 33% of proceeds of a public offering of shares of Common Stock at a price of $5.00 or more per share.

The Company is required to redeem all outstanding shares of Series C Convertible Preferred Stock on the tenth (10th) business day immediately following the fifth anniversary of its issuance. However, the Company will have no obligation to mandatorily redeem any shares of Series C Convertible Preferred Stock at any time that (x) the Company does not have surplus under Section 154 of the Delaware General Corporation Law (the “DGCL”) or funds legally available to redeem all shares of Series C Convertible Preferred Stock, (y) the Company's capital is impaired under Section 160 of the DGCL or (z) the redemption of any shares of Series C Convertible Preferred Stock would result in an impairment of the Company's capital under Section 160 of the DGCL; provided, that if the Company is prohibited from redeeming the shares of Series C Convertible Preferred Stock on due to those limitations, the Company will be obligated to redeem the shares of Series C Convertible Preferred Stock as soon as possible after such restrictions are no longer applicable.

Upon a change of control of the Company, each holder of shares of Series C Convertible Preferred Stock will be entitled to require the Company to redeem from such holder all of such holder's shares of Series C Convertible Preferred Stock so long as such holder requests such redemption in writing at least one (1) business day prior to the consummation of such change of control. The redemption amount per share equals the Stated Value thereof plus accrued Dividends plus a change of control premium equal to the Stated Value multiplied 6%.

The shares of Series C Convertible Preferred Stock are senior in liquidation preference to all shares of capital stock of the Company unless otherwise consented to by a majority of the holders of shares of Series C Convertible Preferred Stock.

The shares of Series C Convertible Preferred Stock have no voting rights except as required by law.

The consent of the holders of a majority of the shares of Series C Convertible Preferred Stock is necessary for the Company to amend the Series C Certificate of Designation for the shares of Series C Convertible Preferred Stock were issued.

The foregoing summary of the Series C Convertible Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Certificate of Designation for the shares of Series C Convertible Preferred Stock, which is attached as Exhibit 3.3 and incorporated herein by reference.

Warrants

On October 24, 2014, in connection with the first drawdown of $4,500,000 under the Note, the Company issued to SIC III warrants to purchase 225,000 shares of the Company’s common stock. These warrants have an exercise price of $3.51.  On November 25, 2014, in connection with SIC III’s purchase of 3,000 shares of Series C Convertible Preferred Stock, the Company issued to SIC III warrants to purchase 150,000 shares of Common Stock at an exercise price of $2.98 per share.  On December 15, 2014, in connection with an advance of $15,500,000 under the Note, the Company issued to SIC III warrants to purchase 775,000 shares of Common Stock at an exercise price of $3.63 per share.  On March 16, 2015, in connection with SIC III’s purchase of 7,000 shares of Series C Convertible Preferred Stock, the Company issued to SIC III warrants to purchase 350,000 shares of the Company’s Common Stock at an exercise price of $1.78 per share.  Each of the warrants is exercisable for a period of ten (10) years from its date of issuance.

The foregoing summary of the warrants does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the form of warrant, which is attached as Exhibit 3.4 and incorporated herein by reference.

Registration Rights Agreement

On October 24, 2014, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with SIC III pursuant to which the Company agreed to register the shares of the Company’s capital stock owned by SIC III. The Registration Rights Agreement allows SIC III to require the Company to register its shares. If the Company receives such a request from SIC III, the Company will use its best efforts to effect such registration. In addition, if the Company otherwise initiates a registration of shares of its capital stock (other than pursuant to a Registration Statement on Form S-4 or S-8, or any successor forms), SIC III will have a right to participate in such registration, subject to cutbacks set by the underwriter in such registration.

The foregoing summary of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Registration Rights Agreement, which is attached as Exhibit 3.5 and incorporated herein by reference.

Unsecured Demand Loans

On December 19, 2014, Mr. Sillerman made an unsecured demand loan to the Company of $2,000,000. On January 14, 2014, Mr. Sillerman made an unsecured demand loan to the Company of $2,000,000. On January 30, 2015, Mr. Sillerman made an unsecured demand loan to the Company of $2,000,000.  On February 13, 2015, Mr. Sillerman made an unsecured demand loan to the Company of $750,000. On February 26, 2015, Mr. Sillerman made an unsecured demand loan to the Company of $1,000,000.  On March 2, 2015, Mr. Sillerman made an unsecured demand loan to the Company of $1,000,000. Each of these loans was made pursuant to a demand promissory note (the “Demand Promissory Note”).  On March 16, 2015, SIC III made an additional unsecured demand loan to the Company of $3,000,000 (the “New Note”).  Immediately after the funding of the New Note, the total outstanding principal amount of the unsecured demand loans totaled $11,750,000. All of the unsecured demand loans bear interest at a rate of 12% per annum.

Also on March 16, 2015, the Company used the $7,000,000 proceeds from the sale of 7,000 shares of Series Convertible Stock to SIC III to pay $7,000,000 in principal amount of the unsecured demand loans.  In addition, the Company used $797,727 of the proceeds of the New Note to pay all accrued and unpaid interest on the Note and the unsecured demand loans, and the Company intends to use the balance of the proceeds of the New Note to fund working capital requirements and for general corporate purposes.  Accordingly, after the transactions described in this paragraph, as of the end of day on March 16, 2015, the total outstanding principal amount of the unsecured demand loans was $4,750,000, and all accrued and unpaid interest on the Note and the unsecured demand loans through March 16, 2015 was paid in full.

The foregoing description of the unsecured demand loans is not complete and is qualified in its entirety by reference to the full text of the form of Demand Promissory Note and the form of the New Note, which are attached as Exhibits 3.6 and 3.7 respectively and incorporated herein by reference.

Options and Restricted Stock Units

Mr. Sillerman holds restricted stock units in respect of 6,250 shares of Common Stock granted pursuant to Company's 2011 Executive Incentive Plan.  These restricted stock units will vest on February 24, 2016.

Mr. Sillerman holds restricted stock units in respect of 155,090 shares of Common Stock granted pursuant to Company's 2011 Executive Incentive Plan.  These restricted stock units vest as to 31,018 shares on each of May 1, 2015, May 1, 2016, May 1, 2017, May 1, 2018 and May 1, 2019.

The foregoing description of the restricted stock units held by Mr. Sillerman is not complete and is qualified in its entirety by reference to the full text of the 2011 Executive Incentive Plan, which is attached as Exhibit 3.8 and incorporated herein by reference.

Warrants held by SIC II

SIC II holds warrants to purchase 62,500 shares of Common Stock at an exercise price of $55.20 per share. The warrants are exercisable until September 16, 2018.

SIC II also holds warrants to purchase 175,562.5 shares of Common Stock at an exercise price of $80.00 per share.  The warrants are exercisable until various dates in 2018.

The foregoing description of the warrants held by SIC II is not complete and is qualified in its entirety by reference to the full text of the form of the warrant, which is attached as Exhibit 3.9 and incorporated herein by reference.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS

Exhibit 2	E-mail Proposal, dated March 19, 2015, from Robert F.X Sillerman to the Board of Directors

Exhibit 3.1
Securities Purchase Agreement, dated as of October 24, 2014, by and between the Company and Sillerman Investment Company III LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on October 27, 2014)

Exhibit 3.2
Line of Credit Promissory Note, dated as of October 24, 2014, issued by the Company in favor of Sillerman Investment Company III LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on October 27, 2014)

Exhibit 3.3	Certificate of Designations of the Series C Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Company on October 27, 2014)

Exhibit 3.4	Form of Warrant issuable pursuant to the Securities Purchase Agreement (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Company on October 27, 2014)

Exhibit 3.5
Registration Rights Agreement, dated as of October 24, 2014, by and between the Company and Sillerman Investment Company III LLC (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Company on October 27, 2014)

Exhibit 3.6	Form of Demand Promissory Note (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on December 24, 2014)

Exhibit 3.7	Form of NewNote (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on March 18, 2014)

Exhibit 3.8	2011 Executive Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 10-K filed by the Company on September 29, 2014)

Exhibit 3.9	Form of Warrant (incorporate by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on March 15, 2013)

Exhibit 99.1	Press Release, dated March 20, 2015

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 20, 2015
Robert F. X. Sillerman

By:	/s/ Robert F. X. Sillerman

INDEX TO EXHIBITS

Exhibit Number	Description

Exhibit 2	E-mail Proposal, dated March 19, 2015, from Robert F.X Sillerman to the Board of Directors

Exhibit 3.1
Securities Purchase Agreement, dated as of October 24, 2014, by and between the Company and Sillerman Investment Company III LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on October 27, 2014)

Exhibit 3.2
Line of Credit Promissory Note, dated as of October 24, 2014, issued by the Company in favor of Sillerman Investment Company III LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on October 27, 2014)

Exhibit 3.3	Certificate of Designations of the Series C Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Company on October 27, 2014)

Exhibit 3.4	Form of Warrant issuable pursuant to the Securities Purchase Agreement (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Company on October 27, 2014)

Exhibit 3.5
Registration Rights Agreement, dated as of October 24, 2014, by and between the Company and Sillerman Investment Company III LLC (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Company on October 27, 2014)

Exhibit 3.6	Form of Demand Promissory Note (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on December 24, 2014)

Exhibit 3.7	Form of New Note (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on March 18, 2014)

Exhibit 3.8	2011 Executive Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 10-K filed by the Company on September 29, 2014)

Exhibit 3.9	Form of Warrant (incorporate by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on March 15, 2013)

Exhibit 99.1	Press Release, dated March 20, 2015